Exhibit 99.24

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2012

The following Management’s Discussion and Analysis of Financial Condition or MD&A and Results of Operations provides information on the activities of Isotechnika Pharma Inc. (“Isotechnika” or the “Company”) on a consolidated basis and should be read in conjunction with the Company’s audited consolidated financial statements and accompanying notes for the year ended December 31, 2012. All amounts are expressed in Canadian dollars unless otherwise stated. This document is current in all material respects as of April 3, 2013.

The Company prepares its consolidated financial statements in accordance with the CICA Handbook.

Accordingly, the financial information contained in this MD&A and in the Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards or IFRS as issued by the International Accounting Standards Board or IASB. The audited consolidated financial statements and MD&A have been reviewed by our Audit Committee and approved by the Board of Directors.

Forward-looking Statements

This document contains forward-looking statements. The forward looking statements may include, without limitation, plans to complete equity financings to fund the Company’s operations, complete the proposed merger, and statements concerning strategic alternatives, including partnering activities. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the Company’s belief as to the potential of its products and in particular voclosporin, its ability to protect its intellectual property rights, securing and maintaining corporate alliances and partnerships, the need to raise additional capital and the effect of capital market conditions and other factors on capital availability, the potential of its products, the success and timely completion of clinical studies and trials, and the Company’s and its partners’ ability to successfully obtain regulatory approvals and commercialize voclosporin on a timely basis.

For additional information on risks and uncertainties please see the “Risks and Uncertainties” section of this MD&A. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this MD&A and represent the Company’s expectations as of that date. Investors should also consult the Company’s ongoing quarterly filings, annual reports and the Annual Information Form and other filings found on SEDAR at www.sedar.com.

COMPANY OVERVIEW

Isotechnika is a biopharmaceutical company, headquartered in Edmonton, Alberta, Canada. The head office of the Company is located at 5120 – 75th Street, Edmonton, Alberta T6E 6W2. Isotechnika is incorporated pursuant to the Business Corporations Act (Alberta). The Company’s shares are listed and traded on the Toronto Stock Exchange (TSX) under the symbol ISA. The Company’s primary business is the development of therapeutic drugs.

RECENT CORPORATE DEVELOPMENTS

The Company and privately-held Aurinia Pharmaceuticals Inc. (“Aurinia”) on February 5, 2013 signed a Binding Term Sheet (“Term Sheet”) for the merger of the two companies, creating a clinical stage pharmaceutical company focused on the global nephrology market.

Aurinia is a spin-out from Vifor Pharma (“Vifor”). The Company signed a global Licensing and Collaboration Agreement effective December 30, 2011 with Vifor (International) AG (“Vifor”), the specialty pharma company of Switzerland based Galenica Group. The agreement granted Vifor an exclusive license for voclosporin, for the treatment of lupus and all proteinuric nephrology indications (the “Vifor License”). The Vifor License is for the United States and other regions outside of Canada, South Africa, Israel, China, Taiwan and Hong Kong (the “Vifor Territory”). Aurinia’s current leadership team is comprised primarily of former senior managers, directors and officers of Aspreva Pharmaceuticals (“Aspreva”), which Galenica acquired for $915 million in 2008. While at Aspreva, this management team executed one of the largest and most important lupus nephritis studies ever conducted, called the Aspreva Lupus Management Study (“ALMS”), which resulted in the emergence of mycophenolate mofetil as a new standard treatment for patients suffering from this devastating and potentially fatal disease. Aurinia now holds certain rights to this large ALMS database and holds the license for voclosporin in lupus nephritis. Aurinia’s lupus rights and database will be combined in the newly merged company with the transplantation and autoimmune rights, and the database held by Isotechnika.

The Term Sheet sets forth the main criteria to be incorporated into a definitive merger agreement under which Isotechnika will acquire 100% of the outstanding securities of Aurinia. The merger is expected to be effected by an exchange of Isotechnika shares for securities of Aurinia, resulting in a 65:35 post-merger ownership split between Isotechnika and Aurinia, respectively. In addition, Isotechnika and Aurinia have negotiated a tripartite settlement with ILJIN Life Science Co. Ltd. (“ILJIN”) pursuant to which, upon the successful completion of the proposed merger, the combined company will re-acquire full rights to voclosporin for autoimmune indications including lupus, and transplantation in the United States, and other regions of the world, outside of Europe, Canada, Israel, South Africa, China, Taiwan and Hong Kong. In return, ILJIN will be entitled to receive certain pre-defined future milestone payments in the aggregate amount of $10 million, plus up to $1.6 million upon the new company reaching certain financing milestones. ILJIN will also own 25% of the issued and outstanding shares of the merged company.

The transaction is subject to certain closing conditions including, among others, the negotiation and completion of a merger agreement, acceptance and approval by the Toronto Stock Exchange (the “TSX”), the approval of Isotechnika’s shareholders and Isotechnika securing a minimum of $3 million in debt or equity financing satisfactory for it to fulfill its obligations as contemplated by the Term Sheet. The merged entity is expected adopt Aurinia Pharmaceuticals Inc. as its new corporate name.

Aurinia has used and benefited from the ALMS dataset to develop and adequately power a new study in which voclosporin will be layered on top of standard of care in a multi-target approach to treating lupus nephritis. It is the Company’s belief that this combination has the potential to rapidly and significantly improve patient outcomes. The consolidation of the intellectual property of these two companies ensures that this significant market opportunity is well protected and provides a powerful platform to create true stakeholder value.

2012 CORPORATE DEVELOPMENTS

PRIVATE PLACEMENT FINANCING

The Company, in the fourth quarter of 2012, pursuant to a non-brokered private placement comprised of two tranches raised proceeds of $758,000 by the issuance of 18,950,000 units at a price of $0.04 cents per unit. Each unit consisted of one common share and one non-transferable common share purchase warrant exercisable at $0.05 cents for a period of two years from the closing dates. No commissions or finder’s fees were paid. The fair value attributed to the warrants was $244,000 with $514,000 attributed to the common shares issued.

ILJIN LIFE SCIENCE CO., LTD.

Effective January 28, 2011 (the “Effective Date”) the Company completed a Development, Distribution and License Agreement (the “DDLA”) with ILJIN for the further clinical and commercial development of voclosporin for use in transplant indications applicable to voclosporin. The Company granted to ILJIN an exclusive license to voclosporin for transplant and autoimmune indications for the United States and other regions outside of Europe, Canada, Israel, South Africa, China, Taiwan and Hong Kong. The Company retained the rights over voclosporin in Europe for future development and commercialization.

Pursuant to the DDLA, the Company was to receive a total license fee of US$5 million. In addition, ILJIN was to purchase 90,700,000 common shares of the Company for gross proceeds of US$19,875,000 in three tranches.

The Company was obligated under the terms of the agreement to complete a single Phase 3 clinical trial for the prevention of kidney transplant rejection. A Joint Steering Committee (“JSC”) with equal membership from the Company and ILJIN was to have been formed to oversee the development and commercialization of voclosporin in the ILJIN territories.

The Company received $4.51 million (US$4.5 million) of the license fee and the first private placement tranche of $2.38 million (US$2.38 million) on January 28, 2011 which was the Effective Date of the Agreement. The Company issued 11,500,000 common shares at a price of $0.207 per share (US$0.207) to ILJIN pursuant to the subscription agreement for securities. On or before January 28, 2012 ILJIN was to pay US$500,000 to the Company as the Second Development Payment and purchase 39,600,000 common shares of the Company issued from treasury for an aggregate subscription price of US$8.5 million. On or before January 28, 2013, ILJIN was to purchase the final tranche of 39,600,000 common shares of the Company issued from treasury for an aggregate subscription price of US$9 million.

Prior to the January 28, 2012 date, ILJIN verbally indicated their intent to alter the economics of the DDLA. Consequently, payment under the DDLA was not received as required per the agreement of January 28, 2011. The Company on January 30, 2012 notified ILJIN that it was terminating the DDLA. At that time the Company believed that the termination of the original DDLA was valid. As a result of the Company terminating the DDLA with ILJIN the remaining deferred revenue balance of $4.4 million was recorded as licensing revenue on January 30, 2012.

The Company received notification in March, 2012 that ILJIN submitted a request for arbitration to the International Chamber of Commerce (“ICC”) Court of Arbitration relating to Isotechnika’s termination of the DDLA. The Arbitration hearing to determine the Company’s right to terminate the agreement was held early in the fourth quarter of 2012.

In November, 2012 the Company received notification from the ICC that a Partial Award regarding its right to terminate the DDLA with ILJIN had been issued to the parties. In the result, the Partial Award provided that the DDLA had not been terminated and, therefore, the Company’s contractual relationship with ILJIN still subsisted. As such the Partial Award rejected the Company’s interpretation of the DDLA’s termination provision.

In January of 2013, ILJIN formally notified Isotechnika and the arbitral tribunal that ILJIN had withdrawn all claims for damages in the parties’ pending arbitration arising from the Development, Distribution and License Agreement.

Subsequent to the year end, the Company, ILJIN and Aurinia entered in to a definitive tripartite settlement agreement whereby the DDLA will be terminated as more fully discussed in the “Recent Corporate Developments’ section above.

LUX BIOSCIENCES, INC.

On May 24, 2006 Isotechnika Inc. signed a Distribution and License Agreement (“DLA”) with Lux Biosciences Inc. granting Lux worldwide rights to develop and commercialize voclosporin for the treatment and prophylaxis of all ophthalmic diseases. Under the terms of the agreement, Lux made an upfront payment, is paying for the costs of clinical trials, and is supposed to make further payments upon achieving specific milestones. Assuming all development milestones were to be achieved, the potential amount of this deal would be US$32.7 million plus future royalties. Isotechnika Inc. received an upfront payment of $3.32 million (US$3.0 million) upon signing the agreement. Lux would also pay royalties based on a percentage of net sales if the drug receives regulatory approval. Lux is responsible for the clinical development, registration, and marketing of voclosporin for all ophthalmic indications. Regulatory approvals in the U.S. and Europe, of the first indication, would have triggered milestone payments of US$7.20 million and US$3.60 million, respectively, to the Company. Lux has been investigating voclosporin (branded Luveniq™) for the treatment of uveitis and dry eye syndrome.

In February, 2010, Lux filed a New Drug Application (“NDA”) with the FDA and a Marketing Authorization Application (“MAA”) with the European Medicines Agency (“EMA”) for voclosporin for the treatment of non-infectious uveitis.

In August, 2010, Lux received a Complete Response Letter (“CRL”) from the FDA regarding their NDA for voclosporin. A CRL is issued by the FDA when the review of a file is completed and questions remain that prevents the approval of the NDA in its current form. The FDA requested additional information and recommended that an additional clinical trial be conducted in order to consider future approval of voclosporin for this indication.

In February, 2011, Lux commenced the required additional pivotal Phase 3 trial. The study was a 6-month randomized trial of voclosporin versus placebo in 150 patients in North America and Europe with active non-infectious intermediate, posterior, or pan-uveitis.

In March, 2010, the EMA validated the MAA and the dossier was distributed to members of the Committee for Medicinal Products for Human Use (“CHMP”) for formal review. On June 27, 2011 the Company announced that Lux appealed the EMA’s decision not to approve voclosporin as a treatment for noninfectious uveitis involving the intermediate or posterior segments of the eye.

In late December, 2012 the Company received notice from Lux that its Phase 3 clinical trial using voclosporin for the treatment of non-infectious uveitis did not meet its primary endpoint of change from baseline in vitreous haze at 12 weeks or at the time of treatment failure, if earlier. As a result, the Company is uncertain as to whether Lux will proceed with the development of voclosporin for ophthalmic diseases under this license. The Company also does not expect Lux to move forward with its submission of regulatory approval applications for non-infectious uveitis in the United States and Europe. Without submission of these regulatory approval applications by Lux and regulatory marketing approvals the Company will not receive the milestone payments noted above.

THE COMPANY’S DRUG DEVELOPMENT PROGRAMS

(A)	VOCLOSPORIN

Voclosporin, Isotechnika’s lead drug, belongs to a class of drugs called Calcineurin Inhibitors (“CNIs”), the cornerstone of therapy for the prevention of organ transplant rejection. This drug class includes two currently available drugs, cyclosporine and tacrolimus. Worldwide sales of CNIs in 2010 were approximately US$3 billion. Importantly, voclosporin is the only novel CNI in development which means limited future competition in the CNI class. Voclosporin is also the only CNI with chemical composition patent protection. Chemical composition patents for both cyclosporine and tacrolimus have expired. Furthermore, leading experts in the transplantation field have been increasingly outspoken about the important role of CNIs to prevent transplant rejection. Approximately 95% of all transplant patients are discharged from hospital with lifelong CNI therapy.

Voclosporin has successfully completed comprehensive phase 2a and 2b renal transplant clinical programs in which it demonstrated safety and efficacy. Since tacrolimus is the more commonly used CNI, transplant physicians are looking for a drug that is equivalent in efficacy to tacrolimus, yet offering a better side effect profile, ease of dosing and the ability to reach targeted blood concentrations for therapeutic drug monitoring (“TDM”). In a phase 2b trial versus tacrolimus, voclosporin showed (i) similar efficacy, (ii) a wider therapeutic window, and (iii) lower incidence of new onset diabetes after transplant (“NODAT”), in the proposed target therapeutic range.

One of the most important key benefits of voclosporin over tacrolimus is the markedly reduced incidence of NODAT. This new-onset, drug-induced diabetes is difficult to manage, significantly adds to overall healthcare costs, and greatly compromises the life-saving benefit of a transplant by causing increased organ rejection, morbidity and death. NODAT is an important concern with tacrolimus. The literature indicates that, on average, patients with NODAT lose their transplanted organ 3 years earlier, have a 23% increase in death after 5 years post transplant, and costs the medical system an additional $12,000 per year when compared to patients without NODAT. The data suggests that voclosporin can provide a superior profile versus tacrolimus on this key issue, as well as cause less diarrhea and sustained tremors (neurotoxicity). Furthermore, the clear relationship between blood concentrations of voclosporin and clinical outcomes is another distinct advantage as it should enhance ease of dosing and monitoring for both physicians and patients. This latter advantage relates to the pharmacokinetic-pharmacodynamic (PK-PD) properties of voclosporin. Greater PK-PD predictability is a key advantage of voclosporin over the other two CNI’s.

The phase 3 program for transplant would consist of two clinical trials, each enrolling approximately 600 new kidney transplant patients. One trial will be conducted primarily in the United States and Canada, while the second trial will enroll patients primarily in Europe. The trials aim to demonstrate non-inferiority in a composite endpoint, primarily driven by biopsy proven acute rejection (“BPAR”), compared to tacrolimus. A key secondary endpoint will be the incidence of NODAT, as well as the overall safety and tolerability of voclosporin relative to tacrolimus.

The Company, in October 2011, received positive Scientific Advice (“SA”) from the European Medicines Agency (“EMA”) on the proposed phase 3 clinical trial protocol for voclosporin. Receipt of positive Scientific Advice ensures a clear regulatory path forward in the European Union. In March, 2012 the Company received an agreement letter from the United States Food & Drug Administration (“FDA”) on a Special Protocol Assessment (“SPA”) for the planned Phase 3 trial.

In the fourth quarter of 2012 the Company received permission (Investigational New Drug. “IND”) from the U.S. Food and Drug Administration (“FDA”) to commence the first of two planned phase 3 kidney transplant trials for its lead product candidate, voclosporin. These regulatory events mark significant steps for the Company on the path to initiate final testing of voclosporin to prevent kidney transplant rejection.

Alongside the regulatory and clinical preparations, another key process step requires having active pharmaceutical ingredient (“API”) ready to be formulated into soft gelatin capsules and then administered to patients. A new batch of voclosporin API was ordered from the manufacturer in 2011. The manufacturing process was completed in April, 2012 upon the Company receiving a Certificate of Analysis indicating that the API met specifications. The Company in the third quarter of 2012 completed the process of encapsulating the API and packaging the capsules for clinical supply.

Financing Initiatives

The costs of the clinical trials are estimated to be in the range of $27.5 million to $30 million for each of the two renal transplant trials. The Company has been pursuing opportunities to fund the trials through strategic partnerships and/or equity financing. One of the difficulties encountered in raising these funds by issuing equity from Treasury is the Company’s current low market capitalization. Raising the approximately $30 million for one trial is dilutive to current shareholders and raising the funds for the two required pivotal phase 3 trials is highly dilutive and difficult to achieve. Licensing voclosporin for the transplant indication is therefore a preferred pathway. However, as ILJIN currently has the rights to commercialize voclosporin in the US and most of the rest of world (ROW), including Asia-Pacific (excluding China, Hong Kong and Taiwan), the global transplant rights are unavailable to a new potential licensee. This is one of the reasons for the Tripartite Agreement Settlement between Isotechnika-ILJIN-Aurinia. A return of the rights and license for the ILJIN territories for voclosporin would enhance the Company’s ability to seek a global licensing partner to further the development and commercialization of voclosporin transplantation.

Another reason for the Tripartite Agreement is so that the rights associated with the intellectual property (IP) would be consolidated back into a single corporate entity, post-merger with Aurinia. By having the consolidated rights held by a single entity, the need for sophisticated sales tracking methodology and cross-field sales would be obviated. The indication split between transplantation and lupus nephritis would be contained within one company. By obtaining the rights and license back for the ILJIN territories and by limiting cross-indication splitting, the Company believes it is optimizing its chances of successfully attracting a global development and commercialization partner for transplantation.

Post-merger with Aurinia, it is believed that the Company would be in a good position to raise needed funding for a lupus nephritis trial, as: 1) a lupus nephritis trial is less expensive than a renal transplant trial (and therefore less dilutive); 2) consolidating the voclosporin rights into one company increases the chances of successfully raising the needed capital; and 3) cross-indication sales tracking is less problematic. It is for these reasons and the preceding considerations that it is believed the best course of action at present is to complete the Tripartite Agreement between Isotechnika-ILJIN-Aurinia, and to complete the merger/acquisition of Aurinia by Isotechnika. The Company, therefore, believes it is prudent to raise sufficient capital for a lupus nephritis trial, while being opportunistic where possible with the transplantation indication. For reasons already stated, the Company may pursue a development and commercialization partner that has a more broad interest in nephrology, as opposed to purely one indication or the other.

Lupus Nephritis (LN) indication

The Lupus Foundation of America (LFA) estimates that ~1.5 million people in the US and up to 5.0 million people worldwide suffer from Systemic Lupus Erythematosus (SLE). Of these patients, 40-50% experience renal manifestations of the disease resulting in inflammation of the kidney. These patients are considered to have LN. Using Vifor/Aspreva diagnosis calculations generated from multiple longitudinal data sources, we estimate that the number of diagnosed patients with SLE in the Unites States is ~500,000. Of these, ~200,000 are suffering from LN.

Based on the work performed by the Aspreva/ Vifor lupus team, publications of the ALMS data has appeared in several respected journals. These publications include those published in the New England Journal of Medicine and the Journal of the American Society of Nephrology, which established CellCept© (mycophenolate mofetil (MMF)) as the standard of care for the treatment of LN. This evolving use of CellCept© as a treatment option has allowed the lupus market to evolve into an attractive and mature market opportunity. In 2011 over 125,000 patients were being treated with CellCept© in the United States alone for their lupus symptoms. This represents a very mature market which the Company plans to exploit.

Despite that fact that CellCept© is the current standard of care for the treatment of LN, it remains far from perfect with only ~5-20% (depending on how measured) of patients on therapy actually achieving disease remission after 6 months of therapy. Data suggest that an LN patient who does not achieve rapid disease remission in response to therapy is more likely to experience renal failure or require dialysis at 10 years (Chen et al). Therefore, it is critically important to achieve disease remission as quickly and as effectively as possible. Additionally, a recent syndicated report published by BioTrendsTM has shown that if a LN patient is receiving CellCept© they still experience, on average, 1.7 clinical exacerbations of disease per year. This would suggest that the majority of patients in the US suffering with LN are inadequately treated. The Company believes that the addition of voclosporin to the standard of care will significantly improve patient outcomes.

(B)	NICAMs

The Company has discovered a portfolio of non-immunosuppressive cyclophilin antagonist molecules (“NICAMs”) Cyclophilin binding has garnered considerable attention as a novel therapy in the treatment of a wide range of diseases including Hepatitis C, stroke, and chronic neurological disorders such as Parkinson’s, Lou Gehrig’s, and Alzheimer’s. Cyclosporine A is a well-known cyclophilin binder, however its additional strong binding to calcineurin results in powerful immunosuppression and limits its therapeutic potential to transplantation and various autoimmune disorders. NICAMs do not bind to calcineurin, yet retain the ability to inhibit various cyclophilins. This program is in an early stage of development and will require additional funding to continue to advance its development.

In February, 2010, the Company signed an agreement with National Research Council’s Industrial Research Assistance Program (“NRC-IRAP”) whereby the NRC provided a non-repayable contribution of $237,000 for the period to August 31, 2011 to assist the Company to conduct specific research activities related to the Company’s NICAMs program.

In April, 2012 the Company announced the signing of a three year Non-Clinical Evaluation Agreement with the National Institute of Allergy and Infectious Diseases (“NIAID”), part of the U.S. National Institutes of Health (“NIH”). Pursuant to the agreement, NIAID-funded contractors will evaluate the Company’s portfolio of NICAMs as anti-viral agents. Isotechnika’s NICAM portfolio will be tested through NIAID’s preclinical services program for use in biodefense and against emerging infectious disease threats including Hepatitis C, Herpes viruses, Corona viruses (including SARS), Poxviruses (cowpox), Yellow Fever, West Nile, Dengue and Papillomavirus.

The Company, in July 2012, received approval for additional funding from the NRC-IRAP for a project which extends Isotechnika’s research into the use of NICAMs for reducing ischemia-reperfusion injury, the major disease mechanism that occurs in heart attacks, strokes, and other traumatic events involving impaired blood flow to vital organs. A second project received grant approval from the NRC-IRAP program in November 2012 for the identification and evaluation of NICAMs as inhibitors of replication in infectious disease. The Company is to receive the NRC contribution over a period of approximately four months.

In November, 2012 the Company also received positive results from the first round of screening of its portfolio of NICAMs through the contract testing laboratories of NIAID. Several NICAM compounds have been found to be highly active in primary in vitro assays against a number of important viruses including Hepatitis C virus, Human Papillomavirus, Human Cytomegalovirus and Varicella-Zoster virus (causative agent of shingles). Some of the compounds are currently undergoing secondary level in vitro testing, through NIAID’s contract testing laboratories, towards selection of lead drug candidates for preclinical development.

In December 2012, the Company received positive anti-hepatitis C virus (“HCV”) results from the second round of in vitro testing of its NICAMs. Contractors funded by NIAID carried out the testing

Several NICAM compounds were tested for cross genotype activity using quantitative polymerase chain reaction in HCV replicons, as well as combinatorial effects with alpha interferon using a luciferase reporter assay. Results demonstrate that the NICAMs are highly active (low nanomolar potency) against HCV genotypes, 1 and 2, which represent approximately 85% of the HCV infections globally. Direct-acting HCV anti-viral drugs currently on the market are approved only for genotype 1 infections. Testing also revealed that the NICAM compounds acted synergistically with alpha interferon, the current standard of care treatment, in reducing viral activity. The presence of synergistic activity means that significantly lower drug doses may be possible, thereby limiting the adverse events associated with interferon treatment. These findings support the view that NICAMs will broaden the therapeutic treatment window by complementing other classes of HCV drugs in development.

OTHER PARTNERS’ VOCLOSPORIN DRUG DEVELOPMENT PROGRAMS

(A)	3SBIO INC.

On August 23, 2010, the Company and 3SBio Inc. (“3SBio”), a China-based biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, completed a Development, Distribution and License Agreement (“DDL”) for voclosporin. Under the terms of the agreement, the Company granted 3SBio exclusive rights to all transplant and autoimmune indications of voclosporin in China, including Hong Kong and Taiwan, excluding ophthalmic indications and medical devices which were previously licensed to Lux Biosciences, Inc. (“Lux”) and Atrium Medical Corporation (“Atrium”), respectively. 3SBio will be responsible, including costs, for the clinical development, registration and commercialization of voclosporin in China. The Company will also receive ongoing royalties based on sales of voclosporin by 3SBio. The Company will provide, under separate agreement, commercial supply to 3SBio on a cost-plus basis.

The transaction with 3SBio consisted of a non-refundable licensing fee of $1.58 million (US$1.5 million) and a convertible debenture of $4.73 million (US$4.5 million). The Company issued a three-year convertible debenture in the amount of $4.73 million with an interest rate of 7% payable semi-annually to 3SBio. 3SBio had the right to convert the debenture at any time into common equity of Isotechnika at a conversion price of C$0.155 per share. 3SBio converted the debenture into common shares in 2010.

On June 28, 2012 the Company announced that 3SBio received approval from the State Food and Drug Administration (“SFDA”) to conduct a multi-center phase 3 trial of voclosporin in China. According to the approved protocol, this will be a phase 3, randomized, multi-center, concentration-controlled and comparison study in kidney transplant patients. Patient enrollment has been delayed by 3SBio pending commencement of Isotechnika’s Phase 3 kidney transplant trial.

(B)	PALADIN LABS INC.

On June 18, 2009 the Company completed a Plan of Arrangement transaction with Paladin Labs Inc. (“Paladin”). This Plan of Arrangement, as previously disclosed, has been amended various times. The last amendment dated January 31, 2012 included the return of the Development and Licensing agreements with Lux and Atrium to the Company. Paladin’s economic interest in these licensing agreements has been reduced from 12% to 10%. Additionally, the Company has been granted a license to Canada, Israel and South Africa (“Paladin Territories”) to the extent necessary to allow the Company to fulfill its obligations under its agreements with Lux and Atrium.

As a result of the various amendments, including the last amendments made on January 31, 2012 the following highlight the current economic terms of the agreements with Paladin:

•	The ownership and rights in and to all voclosporin patents and patent applications (with the exception of the Canada, Israel and South Africa patents and patent applications) belong to the Company.

•	The Development and Licensing agreements with Lux and Atrium have reverted from Paladin to the Company. Paladin will receive 10% of all royalties, milestones and other consideration paid to the Company in relation to these agreements.

•	Paladin has the rights to market, sell, and distribute voclosporin in the Paladin territories and is required to make payments to the Company equal to: (i) 20% of net sales, if any, in the Paladin Territories, less manufacturing costs until June 18, 2016; and (ii) 20% of net royalties received from third party sales, if any, in the Paladin territories until June 18, 2016.

•	Paladin will receive 2% of any milestone payments, development payments, royalties, and net profit splits paid to the Company, related to voclosporin transplant and autoimmune indications, excluding ophthalmic diseases which are licensed under the Lux agreement.

•	Paladin retains all of its current third party manufacture and supply contracts until December 31, 2014. However, Third Party Licensees and their respective sub-licensees, of the Company will not be required to purchase voclosporin API from Paladin. The Company will make all commercially reasonable efforts to enter into Supply Contracts with all third party licensees and their sub-licensees to supply voclosporin API and voclosporin finished product for both clinical and commercial supply.

In the fourth quarter of 2010, Paladin submitted a New Drug Submission to the Canadian regulatory authority to request approval for the use of voclosporin in the treatment of psoriasis in Canada. Paladin decided to withdraw its New Drug Submission at Health Canada in the first quarter of 2012 given the estimated costs to further advance the regulatory submission for voclosporin for the treatment of psoriasis in the Canadian marketplace.

RESULTS OF OPERATIONS

For the year ended December 31, 2012, the Company reported a consolidated net loss of $9.69 million or $0.05 per common share, as compared to a consolidated net loss of $2.46 million or $0.01 per common share for the year ended December 31, 2011.

The consolidated net loss in 2012 increased by $7.23 million compared to the previous year with the following items primarily responsible for the change in the net loss:

•	The 2012 loss included a non-cash loss of $4.2 million on the ILJIN derivative financial instrument compared to a gain of $4.2 million on this instrument for the year ended December 31, 2011. The 2012 figure also included a provision for doubtful collection on the receivable of $1.3 million from its partner, Lux Biosciences Inc., as a result of Lux not meeting its primary endpoint in its Phase 3 uveitis clinical trial as previously announced by the Company in December of 2012.

•	The Company also recorded a reserve of $2.7 million in 2012 for the drug supply manufactured during the year due to uncertainty in determining its net realizable value. The cost of the reserve has been recorded in research and development expense as future use would likely be related to clinical trials for voclosporin.

•	ILJIN licensing revenue amortized from deferred revenue increased to $4.40 million for the year ended December 31, 2012 compared to $103,000 for the year ended December 31, 2011 as result of the Company notification of termination of the DDLA with ILJIN on January 30, 2012.

•	The Company recorded the sale of API to Lux, as more fully described in the revenue and deferred revenue section below, in the amount of $1.3 million, as other income for the year ended December 31, 2012.

Revenue and deferred revenue

Revenue is composed of:
	2012 $	2011 $
Licensing revenue
Aurinia	62	—
3SBio	132	132
Lux	60	74
ILJIN	4,402	103

	4,656	309
Research and development revenue
Paladin	111	131
Contract services	59	61
Other	1,300	446

	6,126	947

Licensing and research and development fee revenues represent the amortization of deferred revenue from fee payments received by the Company (see note 13 to the consolidated financial statements). The deferred revenue is recorded as revenue as the Company incurs the costs related to meeting its obligations under the terms of the applicable agreements.

(a)	Licensing and Collaboration Agreement with Aurinia Pharmaceuticals Inc.

The Company signed a global Licensing and Collaboration Agreement (“LCA”) effective December 30, 2011 with Vifor, the specialty pharma company of Switzerland based Galenica Group. The agreement granted Vifor an exclusive license for voclosporin, for the treatment of lupus and all proteinuric nephrology indications. The Vifor License was for the United States and other regions outside of Canada, South Africa, Israel, China, Taiwan and Hong Kong (the “Vifor Territory”). Under the terms of the Agreement, the Company was to receive milestone payments, as well as royalties on commercial sales. In connection with this agreement, Vifor was to purchase voclosporin active pharmaceutical ingredient (“API”) from the Company. Vifor was to carry the burden of the costs associated with these clinical trials. On December 13, 2012, the LCA was assigned to Aurinia Development Corp. by Vifor. Aurinia Development Corp. is a subsidiary of Aurinia Pharmaceuticals Inc (“Aurinia”).

On December 10, 2012 pursuant to this agreement, the Company received as a milestone payment, an investment in Aurinia. Aurinia issued the Company a share certificate representing 10% of the common shares of Aurinia. Aurinia had the option of granting the Company these shares or $592,000 in cash (US$600,000). The Company determined that the fair value of the shares in Aurinia approximated $592,000 and therefore recorded the value of the investment in Aurinia shares at $592,000. The Company has recorded this milestone payment as deferred revenue upon receipt. Under the LCA, the primary substantive obligations of the Company were to maintain the patent portfolio and pay for drug supply if costs exceed a certain amount. Deferred revenue has been amortized into licensing revenue as the Company incurs the costs related to meeting its obligations under the LCA as at December 31, 2012.

ILJIN had provided a License Back for the field of lupus and proteinuric kidney diseases for the Territory defined in the ILJIN DDLA of certain rights to the Company in order for these rights to be licensed to Vifor specifically for the indications of lupus and proteinuric kidney disease, in return for certain milestones and royalties to be paid by Vifor.

Subsequent to year end, the Company entered into a term sheet to merge with Aurinia and a tripartite settlement agreement between the Company, ILJIN and Aurinia as more fully described in the “Recent Corporate Developments” section of this document.

(b)	Development, Distribution and License Agreement with 3SBio, Inc.

On August 23, 2010, the Company and 3SBio, Inc. (“3SBio”) completed a Development, Distribution and License Agreement for voclosporin for the territories of China, Hong Kong and Taiwan. The transaction with 3SBio included a non-refundable licensing fee of $1.58 million (US$1.5 million) which was originally recorded as deferred revenue.

Under the agreement, the primary substantive obligations of the Company are to grant the license and transfer intellectual knowledge to 3SBio. Management believes it had fulfilled these obligations by December 31, 2010. However, under the agreement, the Company is also required to maintain the patent portfolio in China, Taiwan and Hong Kong, and to provide further support and cooperation to 3SBio over the life of the agreement, which coincides with the life of the patents. Any additional assistance which may be provided to 3SBio will be performed on a full cost recovery basis. For accounting purposes, when services are to be performed by an indeterminate number of acts over a specific period of time, revenue is recognized on a straight-line basis over this future period. As a result, the balance in deferred revenue at January 1, 2011 is being amortized into licensing revenue on a straight-line basis to 2022 as the Company incurs patent maintenance costs.

(c)	Development, Distribution and License Agreement with Lux Biosciences, Inc.

Upon signing a Distribution and License Agreement with Lux Biosciences, Inc. (“Lux”) in 2006, Isotechnika Inc. received an upfront payment of $3.32 million (US$3.0 million) which was recorded as deferred revenue. The balance of deferred revenue at January 1, 2011 is being recorded as revenue on a straight line basis as the Company incurs costs to 2024 relating to meeting its remaining obligation, which consists of maintaining the patent portfolio. In late December, 2012 the Company received notice from Lux that its Phase 3 clinical trial using voclosporin for the treatment of non-infectious uveitis did not meet its primary endpoint. As a result, it is uncertain as to whether Lux will proceed with the development of voclosporin for ophthalmic diseases under this license.

(d)	Development, Distribution and License Agreement with ILJIN Life Science Co., Ltd.

Effective January 28, 2011 (the “Effective Date”) the Company completed a Development, Distribution and License Agreement (the “DDLA”) with ILJIN Life Science Co., Ltd. (“ILJIN”) for the further clinical and commercial development of voclosporin for use in transplant indications applicable to voclosporin. The Company granted to ILJIN an exclusive license to voclosporin for transplant and autoimmune indications for the United States and other regions outside of Europe, Canada, Israel, South Africa, China, Taiwan and Hong Kong. The Company retained the rights over voclosporin in Europe for future development and commercialization.

Pursuant to the DDLA, the Company was to receive a total license fee of US$5.0 million. In addition, ILJIN was to purchase 90,700,000 common shares of the Company for gross proceeds of US$19.87 million in three tranches.

The Company was obligated under the terms of the agreement to complete a single Phase 3 clinical trial for the prevention of kidney transplant rejection. A Joint Steering Committee (“JSC”) with equal membership from the Company and ILJIN was to have been formed to oversee the development and commercialization of voclosporin in the ILJIN territories.

The Company received $4.50 million (US$4.5 million) of the license fee and the first private placement tranche of $2.38 million (US$2.37 million) on January 28, 2011 which was the Effective Date of the Agreement. The Company issued 11,500,000 common shares at a price of $0.207 per share (US$0.207) to ILJIN pursuant to the subscription agreement for securities. On or before January 28, 2012 ILJIN was to pay US$500,000 to the Company as the Second Development Payment and purchase 39,600,000 common shares of the Company issued from treasury for an aggregate subscription price of US$8.5 million. On or before January 28, 2013, ILJIN was to purchase the final tranche of 39,600,000 common shares of the Company issued from treasury for an aggregate subscription price of US$9.0 million.

Prior to the January 28, 2012 date, ILJIN verbally indicated their intent to alter the economics of the DDLA. Consequently, payment under the DDLA was not received as required per the agreement of January 28, 2011. The Company on January 30, 2012 notified ILJIN that it was terminating the DDLA. At that time the Company believed that the termination of the original DDLA was valid. As a result, the remaining deferred revenue balance of $4.40 million was recorded as licensing revenue on January 30, 2012.

For update on ILJIN, see “2012 Corporate Developments”.

(e)	Plan of Arrangement with Paladin Labs Inc.

Research and development revenues represent the amortization of the deferred monthly research and development fee payments received by the Company from Paladin for the period July 1, 2009 to June 30, 2010, pursuant to the terms of the Research and Development Agreement. Under the agreement, the primary substantive obligations of the Company had been achieved by the Company by December 31, 2010. However, under the agreement, the Company is also required to maintain the patent portfolio in Canada, South Africa and Israel and to provide further support and cooperation to Paladin over the life of the agreement. As a result, the balance in deferred revenue at January 1, 2011 is being amortized into research and development revenue on a straight-line basis over the remaining life of the agreement, which ends in June 2016.

Other revenue

In January, 2012 the Company satisfied an outstanding condition pursuant to an agreement with Lux for the sale of Active Pharmaceutical Ingredient (API) such that $1.32 million (US$1.3 million) was due and payable in two instalments of $661,000 (US$650,000) each on July 29, 2012 and July 29, 2013, respectively. The Company recorded the sale of API in the amount of $1.3 million as other income in the first quarter ended March 31, 2012. The Company, in a previous year, had recorded the cost of this API as a research and development expense.

The US$1.3 million amount is owed by Lux to the Company but the timing and collectability of the amount is uncertain, particularly as a result of Lux not meeting the primary endpoint in the Phase 3 uveitis clinical trial. Therefore, the Company has recorded a provision for doubtful collection of $1.31 million for the year ended December 31, 2012.

The Company received $446,000 from Lux in 2011 to reimburse the Company for the costs of the midazolam drug interaction clinical study that the Company had completed in the previous year. The payment was triggered as a result of Lux not receiving regulatory approval for the uveitis indication by a specified date. The Company recorded this amount as other revenue.

Research and Development

The major components of research and development (“R&D”) expenditures for the last two years were as follows:

R & D Expenditures (in thousands of dollars)	2012 $	2011 $	Increase (Decrease) $
Research and development, net
Drug supply-API and capsules	2,741	—	2,741
Wages and employee benefits	1,546	1,895	(349)
Study contracts, consulting and other outside services	324	791	(467)
Rent, utilities and other facility costs	495	483	12
Gases, chemicals and lab supplies	75	97	(22)
Stock compensation expense	104	137	(33)
Patent annuity and legal fees	318	309	9
Insurance	39	45	(6)
Other miscellaneous	33	99	(66)

Subtotal	5,675	3,856	1,819

Less Refundable tax credits and other government assistance	(194)	(307)	113
Net R&D expenditures	5,481	3,549	1,932

Net research and development expenditures increased to $5.48 million for the year ended December 31, 2012, compared to $3.55 million for the year ended December 31, 2011, an increase of $1.93 million.

The Company’s R&D efforts for the year ended December 31, 2012 primarily focused on the planning and pre-dosing activities for the voclosporin Phase 3 clinical trial for kidney transplant and securing drug supply (both API and packaged capsules for the transplant trial and its partners’ programs).

The Company’s R&D efforts in 2012 also included assisting Lux as required for the uveitis regulatory submission to the FDA prior to receipt of Lux’s Phase 3 uveitis clinical trial results. The Company also conducted research activities for the NICAM program.

The Company incurred total R&D costs of $371,000 ($459,000 in 2011) related to the NICAM program in 2012. The Company received funding from the NRC of $58,000 in 2012 ($108,000 in 2011), which is reflected in refundable tax credits and government assistance, related to these costs.

Corporate and Administration

The components of corporate and administration for the year ended December 31, 2012, compared to the year ended December 31, 2011, are as follows:

Corporate and Administration (in thousands of dollars)	2012	2011	Increase (Decrease)
	$	$	$
Professional and consulting fees	1,871	869	1,002
Salaries and benefits	957	976	(19)
Travel and promotion	284	185	99
Office, data processing, telecommunications and other	188	206	(18)
Director fees	176	75	101
Stock compensation expense	171	242	(71)
Trustee fees, filing fees and other public company costs	110	93	17
Insurance	65	67	(2)
Rent, utilities and other facility costs	59	89	(30)
Corporate and administration expenses	3,881	2,802	1,079

The increase in corporate and administration expenditures in 2012 compared to 2011 was primarily from higher professional fees resulting from the arbitration process with ILJIN. The Company incurred arbitration court costs of $219,000 and legal fees of $859,000 related to the arbitration process.

Stock-based Compensation expense

For stock option plan information and outstanding stock option details refer to note 14(c) of the year end audited consolidated financial statements for December 31, 2012.

For the year ended December 31, 2012, the Company granted 8,925,000 stock options (2011 – 6,310,000) to the executives, directors and employees of the Company at a weighted average price of $0.07 (2011 – $0.14) per share. The options have a three year term from the date of grant for employees and a term of ten years for executives and directors of the Company. The stock options granted in 2012 vest on a time release basis.

The Company used the Black-Scholes option pricing model to estimate the fair value of the options granted to employees, officers and directors.

The following weighted average assumptions were used to estimate the fair value of the options granted during the years ended December 31, 2012 and 2011:

	2012	2011

Annualized volatility	97.6%	100.3%
Risk-free interest rate	1.26%	1.61%
Expected life of options in years	4.52 years	3.75 years
Estimated forfeiture rate	7.76%	5.85%
Dividend rate	0.0%	0.0%
Exercise price	$0.07	$0.14
Market price on date of grant	$0.07	$0.14
Fair value per common share option	$0.05	$0.09

The Company considers historical volatility of its common shares in estimating its future stock price volatility. The risk-free interest rate for the expected life of the options was based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of the grant. The expected time until exercise is based upon the contractual term, taking into account expected employee exercise and expected post-vesting employment termination behaviour.

Application of the fair value method resulted in a charge to stock-based compensation expense of $275,000 (2011 – $379,000) with corresponding credits to contributed surplus. For the year ended December 31, 2012, stock compensation expense has been allocated to research and development expense in the amount of $104,000 (2011 – $137,000) and corporate administration expense in the amount of $171,000 (2011 – $242,000).

Amortization of property and equipment

Amortization expense for property and equipment decreased to $580,000 for the year ended December 31, 2012, compared to $710,000 for the year ended December 31, 2011 as additional equipment and leasehold improvements became fully amortized during the year.

Amortization of intangible assets

Amortization of intangible assets in 2012 was consistent with that of the previous year at $267,000 for the year ended December 31, 2012, compared to $271,000 for the year ended December 31, 2011.

Other expense (income), net, composed of:

Financial assets at fair value through profit or loss
Loss (gain) on derivative financial asset	4,178	(4,178)

Finance income
Interest income on short-term bank deposits	(7)	(10)

Finance costs
Interest on drug supply payable	51	—
Debt finance fee	45	—
Interest on finance lease	5	1

	101	1

Other

Provision for doubtful collection of receivable from Lux	1,310	—
Foreign exchange loss (gain)	(16)	71
Gain on disposal of equipment	(8)	—
Royalty expense	—	137

	1,286	208

Loss (Gain) on derivative financial asset

See “Critical accounting estimates and Judgment” section of this document for discussion of this item.

Provision for doubtful collection of receivable from Lux

See “Critical accounting estimates and Judgment” section of this document for discussion of this item.

Foreign exchange loss

The Company’s functional currency is the Canadian dollar. The Company recorded a foreign exchange gain of $16,000 for the year ended December 31, 2012 compared to a loss of $71,000 for the year ended December 31, 2012. The Company incurs foreign exchange gains or losses depending on the fluctuations of the Canada-US exchange rates and US dollar working capital balances.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2012, the Company had $184,000 in cash and cash equivalents, $183,000 in accounts receivable, $1.57 million, in accounts payable and accrued liabilities, $1.7 million in drug supply payable and a finance lease liability of $36,000.

The success of the Company, its ability to complete the development of its pharmaceutical products and, in particular, voclosporin, and its ability to continue as a going concern is directly related to the Company raising additional financial resources in the immediate future (see note 2 to the consolidated financial statements).

In the fourth quarter of 2012, Company closed a non-brokered private placement, raising proceeds of $758,000 by the issuance of 18,950,000 units at a price of 4 cents per unit. Each unit consisted of one common share and one non-transferable common share purchase warrant exercisable at 5 cents for a period of two years from the closing dates. No commissions or finder’s fees were paid.

As a result of closing the private placement, the Company had 192,871,249 common shares issued and outstanding as at December 31, 2012. At December 31, 2012, the Company also had 18,950,000 warrants outstanding at $0.05, 401,388 warrants outstanding to purchase common shares at $1.00 and 16,037,000 stock options outstanding with a weighted average exercise price of $0.11 per share.

The Company is in the development stage and is devoting substantially all of its efforts towards completing the development activities for its late stage drug, voclosporin. The recoverability of amounts expended on research and development to date, including capitalized intangible assets, is dependent on the ability of the Company and its partners to complete these development activities and receive regulatory approval and to be able to commercialize voclosporin in the key markets and indications whereby the Company can achieve future profitable operations. The Company is dependent on raising additional funds through the issuance of shares, and/or attracting additional funding from either its current partners or new ones in order to undertake further development and commercialization of its intellectual property. While it has been successful in raising capital in the past, there can be no assurance it will be able to do so in the future. Without additional funding, the Company will be required to curtail certain or all of its operations.

Net cash used in operating activities for the year ended December 31, 2012, was $6.51 million compared to cash used in operating activities of $1.38 million for the year ended December 31, 2011. Cash used in operating activities in 2012 was composed of net loss, add-backs or adjustments not involving cash and net change in non-cash working items. The net cash used in operating activities in 2011 was composed of net loss, add-backs or adjustments not involving cash, net change in non-cash working items and $4.51 million of deferred license fee received from the ILJIN transaction.

Cash used by investing activities for the year ended December 31, 2012, was $31,000 compared to $1.18 million for the same period in 2011. Cash used by investing activities in the year ended December 31, 2011 included $1.0 million paid to purchase patents and territory rights from Paladin in conjunction with the completion of the ILJIN transaction.

Cash provided by financing activities for the year ended December 31, 2012, was $713,000 compared to $2.33 million for the year ended December 31, 2011.

The Company received $758,000 in net proceeds from the issuance of common shares in the fourth quarter of 2012 compared to $2.34 million of net proceeds from the issuance of the common shares, including $2.38 million from ILJIN less $125,000 in share issue costs in the first quarter of 2011.

CONTRACTUAL OBLIGATIONS

The Company had a fixed term operating lease for its premises which expired on August 31, 2012. Effective September 1, 2012 the Company signed a month to month lease at the same location with a two month termination clause. The Company has also entered into other agreements with suppliers and service providers in the normal course of business.

The following table presents contractual obligations and purchase obligations arising from these agreements other than amounts already recorded in accounts payable and accrued liabilities and drug supply payable currently in force as at December 31, 2012.

(in thousands of dollars)	Total	Less than one year	Two to three years	Greater than three years
	$	$	$	$
Operating lease obligation	76	76	—	—
Purchase obligations	263	160	88	15
Finance lease liability	37	37	—	—

RELATED PARTY TRANSACTIONS

For details on related party transactions, refer to note 21 of the audited consolidated financial statements for December 31, 2012.

OFF-BALANCE SHEET ARRANGEMENTS

To date the Company has not had any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements in accordance with IFRS often requires management to make estimates about and apply assumptions or subjective judgment to future events and other matters that affect the reported amounts of the Company’s assets, liabilities, revenues, expenses and related disclosures. Assumptions, estimates and judgments are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company’s consolidated financial statements are prepared. Management reviews, on a regular basis, the Company’s accounting policies, assumptions, estimates and judgments in order to ensure that the consolidated financial statements are presented fairly and in accordance with IFRS.

Critical accounting estimates and judgments are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change. As such, management cautions that future events often vary from forecasts and expectations and that estimates routinely require adjustment.

Management considers the following areas to be those where critical accounting policies affect the significant judgments and estimates used in the preparation of the Company’s consolidated financial statements.

Critical judgments in applying the Company’s accounting policies

Revenue recognition

Management’s assessments related to the recognition of revenues for arrangements containing multiple elements are based on estimates and assumptions. Judgment is necessary to identify separate units of accounting and to allocate related consideration to each separate unit of accounting. Where deferral of upfront payments or license fees is deemed appropriate, subsequent revenue recognition is often determined based upon certain assumptions and estimates, the Company’s continuing involvement in the arrangement, the benefits expected to be derived by the customer and expected patent lives. To the extent that any of the key assumptions or estimates change future operating results could be affected.

Impairment of financial assets

A financial asset is impaired, and an impairment loss recorded, if there is objective evidence of impairment as result of one or more events that occurred after initial recognition of the asset, and that event has an impact on estimated future cash flows of the financial asset. At December 31, 2012, the Company had booked an impairment provision against the full amount owing from its partner Lux of US$1.3 million. In making this assessment, management determined that Lux was experiencing financial difficulties during the year as it was not able to make payments in accordance with the original terms of the agreement, and sought to renegotiate terms. Further, on December 27, 2012, Lux failed to meet the primary endpoint in its phase three uveitis trial, which is a significant event further impacting Lux’s financial condition. As a result, the Company does not expect any future cash inflows from this asset.

Drug inventory

Inventories are measured at the lower of cost and net realizable value. Determining net realizable value involves significant judgment. The Company’s drug (voclosporin) is still in development and has not been commercialized for any indication at this time. Given the uncertainty with respect to commercial sales of the drug compound and finished capsules, and that the only current use of the inventory is for clinical trials, management has determined that a reserve should be recognized against the entire amount of inventory at December 31, 2012. This resulted in an expense being recorded into research and development expenses in the statement of operations and comprehensive loss of $2.74 million. Should a future market materialize for the Company’s inventory, this reserve, or some portion of it, may be reversed in the future.

Fair value of stock options

Determining the fair value of stock options, including performance based options, requires judgment related to the choice of a pricing model, the estimation of stock price volatility, expected term of the underlying instruments and the probability factors of success in achieving the objectives used for the performance based options used. Any changes in the estimates or inputs utilized to determine fair value could result in a significant impact on the Company’s future operating results, liabilities or other components of shareholders’ equity.

Fair value of financial derivative asset

Pursuant to the Development, Distribution & Licensing Agreement (“DDLA”) with ILJIN, ILJIN was entitled to acquire a fixed number of common shares for a fixed US dollar price per share. In accordance with IFRS, an obligation to issue shares for a price that is not fixed in the Company’s functional currency, and that does not qualify as a rights offering, must be classified as a derivative liability and measured at fair value with changes recognized in the statement of operations and comprehensive loss as they arise. At December 31, 2011 the Company recorded the fair value change of $4.18 million and recorded a non-cash gain on derivative financial asset. The derivative was separated on the basis of the stated terms of the share purchase rights in the DDLA. Management had estimated the fair value of the derivative asset at December 31, 2011 considering all factors that would impact the fair value. The Company used a 50% probability weighting factor as at December 31, 2011 as to the whether ILJIN would make the payment as required on or before January 28, 2012 and as result recorded a fair value change of $4.18 million as a non-cash gain on derivative financial asset.

ILJIN did not make the required payment, resulting in a dispute that led to arbitration. The Company, Aurinia and ILJIN, subsequent to year end, have entered into a definitive tripartite agreement as more fully described in the

“Recent Corporate Developments” section of this document. Accordingly the fair value of the financial derivative asset has been assessed to be $Nil at December 31, 2012 and accordingly the Company has recorded a loss on financial derivative asset of $4.18 million in other expense (income) in the statement of operations and comprehensive loss for the year ended December 31, 2012.

Intangible assets and impairment

The values associated with intellectual property with finite lives are determined by applying significant estimates and assumptions, including those related to cash flow projections, economic risk, discount rates and asset lives.

Valuations performed in connection with post-acquisition assessments of impairment of intellectual property are based on estimates that include risk-adjusted future cash flows, which are discounted using appropriate interest rates. Projected cash flows are based on business forecasts, trends and expectation and are therefore inherently judgmental. Future events could cause the assumptions utilized in impairment assessments to change, resulting in a potentially significant effect on the Company’s future operating results due to increased impairment charges, or reversals thereof, or adjustments to amortization charges.

RISKS AND UNCERTAINTIES

The success of the Company and its ability to complete the development of its pharmaceutical products and, in particular, voclosporin, is directly related to the Company’s ability to raise additional financial resources and successfully complete the proposed merger with Aurinia. Additional sources of capital include payments from potential new licensing partners, equity financings, debt financings and/or the monetization of certain of the Company’s intangible assets. There is no assurance of obtaining additional financing through these arrangements or any arrangements on acceptable terms. Given the nature of the biotechnology sector, it may be difficult to raise significant new capital at a reasonable or at any cost. If the Company is not able to obtain additional funding from other sources, management may be required to reduce or terminate development programs or curtail certain or all of its operations. There can be no assurance that any financing efforts will be successful. It is possible that financing may not be available or not be on favourable terms.

The Company has invested a significant portion of its time and financial resources in the development of voclosporin. The Company anticipates that its ability to generate revenues and meet expectations will depend primarily on the successful development and commercialization of voclosporin. The successful development and commercialization of voclosporin will depend on several factors, including the following:

•	successful completion of clinical programs;

•	receipt of marketing approvals from the FDA and other regulatory authorities with a commercially viable label;

•	securing and maintaining partners with sufficient expertise and resources to help in the continuing development and eventual commercialization of voclosporin for autoimmune indications and transplant;

•	maintaining suitable manufacturing and supply agreements to ensure commercial quantities of the product through validated processes; and

•	acceptance and adoption of the product by the medical community and third-party payors.

A detailed list of the risks and uncertainties affecting the Company can be found in the Company’s Annual Information Form which is filed on SEDAR. Additional risks and uncertainties of which the Company is unaware, or that it currently deems to be immaterial, may also become important factors that affect the Company.

Capital management

The Company’s objective in managing capital is to ensure a sufficient liquidity position to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders.

The Company defines capital as net equity, comprised of issued common shares, warrants, contributed surplus and deficit.

The Company’s objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations and finance its research and development activities, corporate and administration expenses, working capital and overall capital expenditures.

Since inception, the Company has primarily financed its liquidity needs through public offerings of common shares and private placements. The Company has also met its liquidity needs through non-dilutive sources, such as debt financings, licensing fees from its partners and research and development fees.

There have been no changes to the Company’s objectives and what it manages as capital since the prior fiscal period. The Company is not subject to externally imposed capital requirements.

Financial instruments and Risk factors

Financial assets and liabilities have been classified into categories that determine their basis of measurement and for items measured at fair value, whether changes in fair value are recognized in the statement of operations or comprehensive loss. Those categories are fair value through profit or loss; loans and receivables; and, for liabilities, amortized cost.

In establishing fair value, the Company used a fair value hierarchy based on levels defined below:

•	Level 1: defined as observable inputs such as quoted prices in active markets.

•	Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

•	Level 3: defined as inputs that are based on little or no observable market data, therefore requiring entities to develop its own assumptions.

The Company has determined that the carrying values of its short-term financial assets and liabilities, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, drug supply payable and finance lease liability, approximate their fair value because of the relatively short period to maturity of the instruments.

Derivative financial assets and liabilities are stated at estimated fair value. The derivative asset related to the ILJIN share purchase rights at December 31, 2011 had been classified into the level 3 category. Note 5 to the year ended December 31, 2012 financial statements provides additional disclosure regarding this item. The fair value of the investment in Aurinia is also classified into level 3.

Financial risk factors

The Company’s activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk and other price risk), credit risk and liquidity risk. Risk management is carried out by management under policies approved by the board of directors. Management identifies and evaluates the financial risks. The Company’s overall risk management program seeks to minimize adverse effects on the Company’s financial performance.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk through the management of its capital structure and financial leverage as discussed above. It also manages liquidity risk by continuously monitoring actual and projected cash flows. There are material uncertainties that may cast a significant doubt that the Company will be able to continue as a going concern without raising additional funds as more fully discussed in Note 2 of the consolidated financial statements. See also “Recent Corporate Developments” for activities being conducted by the Company subsequent to the year end.

The Company’s activities have been financed through a combination of the cash flows from licensing and development fees and the issuance of equity and/or debt. The Company completed a $758,000 private placement in the fourth quarter of 2012.

Accounts payable and accrued liabilities of $1,573,000, drug supply payable of $1,698,000 and the current portion of finance lease liability of $36,000 are due and payable within one year.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company’s exposure to interest rate risk at December 31, 2012 is considered minimal.

Foreign currency risk

The Company is exposed to financial risk related to the fluctuation of foreign currency exchange rates.

Foreign currency risk is the risk that variations in exchange rates between the Canadian dollar and foreign currencies, primarily with the United States dollar, will affect the Company’s operating and financial results. The Company’s exposure to foreign currency risk at December 31, 2012 is considered minimal as no material financial assets or liabilities are denominated in currencies other than the Canadian dollar.

The Company, in the second quarter ended June 30, 2011, entered into eight $250,000 USD-CDN foreign exchange collar contracts to reduce its exposure to foreign exchange fluctuations. At December 31, 2011 the Company had four of these foreign exchange collar arrangements outstanding. Under the terms of the collars, the Company bore the exchange risk or benefit when the USD dollar traded against the CDN dollar at specific rates ranging from $0.955 to $1.025 over specific periods of time ranging from 90 days to 365 days. For the year ended December 31, 2011 the valuation of these collar contracts to fair value resulted in an unrealized foreign exchange loss adjustment of $96,000 which was recorded in foreign exchange loss on the Consolidated Statement of Operations and Comprehensive loss. At December 31, 2011 the Company recorded a derivative financial liability of $96,000 on the Consolidated Statement of Financial Position. The remaining collar contracts were either settled or expired in 2012 and as a result the derivative financial liability was derecognized upon settlement in 2012.

Credit risk

The Company’s cash was held at a major Canadian Bank. The Company had a credit risk of $1,310,000 related to a Receivable from partner (Lux) during the year. The Company wrote-down the receivable to $nil at December 31, 2012 as more fully described in note 13(f) to the year ended December 31, 2012 financial statements.

CONTINGENCIES

i)	The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business. Such matters are subject to many uncertainties. Management believes that the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.

ii)	The Company entered into indemnification agreements with its officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company does maintain liability insurance to limit the exposure of the Company.

iii)	The Company has entered into license and research and development agreements with third parties that include indemnification and obligation provisions that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. These provisions may survive termination of the underlying agreement. The nature of the obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements.

iv)	The Company and ILJIN incurred legal and other costs related to the arbitration process. The allocation of costs has not yet been determined by the arbitration panel. The Company believes its maximum exposure to costs incurred by ILJIN would not exceed $1,200,000, however, management’s assessment that a cost award in favour of ILJIN is unlikely. Accordingly no provision has been made. Further, upon completion of the transactions contemplated as described in the “Recent Corporate Developments’ section, all claims by ILJIN against the Company would be dismissed

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as required under applicable Canadian regulatory requirements. The Company’s internal control over financial reporting (“ICFRs”) is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

Internal controls over financial reporting include those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to consolidated financial statements preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As at December 31, 2012, management assessed the effectiveness of the Company’s ICFRs and, based on that assessment concluded that the Company’s ICFRs was effective and that there were no material weaknesses in the Company’s ICFRs. No changes have occurred during the most recent interim period that have materially affected or are reasonably likely to materially affect the Company’s ICFRs.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all material information required to be publicly disclosed by a public company is gathered and communicated to management, including the certifying officers, on a timely basis.

The Company’s Chief Executive Officer and its Chief Financial Officer are responsible for establishing and maintaining the Company’s disclosure and procedures. They are assisted in this responsibility by the other Officers of the Company. This group requires that it be fully appraised of any material information affecting the Company so that it may evaluate and discuss this information so that the appropriate decisions can be made regarding public disclosure.

The Chief Executive Officer and the Chief Financial Officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures as at December 31, 2012, have concluded that the disclosure controls and procedures were adequate and effective to provide reasonable assurance that material information the Company is required to disclose on a continuous basis in interim and annual filings and other reports and news releases is recorded, processed, summarized and reported or disclosed on a timely basis as necessary.

ADDITIONAL COMPANY INFORMATION

Additional information on the Company may be found in its regulatory filings including its Annual Information Form, quarterly reports and proxy circulars filed with the Canadian Securities Commissions through SEDAR at www.sedar.com or at the Company’s Web site at www.isotechnika.com.

UPDATED SHARE INFORMATION

As at April 3, 2013, the following class of shares and equity securities potentially convertible into common shares were outstanding:

Common shares	192,871,000
Convertible equity securities
Warrants	19,351,000
Stock options	15,694,000

SUPPLEMENTAL INFORMATION

Selected Annual Information

(expressed in thousands of dollars, except per share data)

	2012	2011	2010
Statement of Operations	$	$	$
Revenues	6,126	947	3,421

Total expenses, net	(15,813)	(3,405)	(9,043)

Current income and capital taxes	—	—	(101)
Net loss from continuing operations	(9,687)	(2,458)	(5,723)
Net income from discontinued operation	—	—	1,900
Net loss for the year	(9,687)	(2,458)	(3,823)
Net loss per share	(0.05)	(0.01)	(0.03)
Weighted average number of common shares outstanding	177,619	172,964	138,050

Balance sheets
Working capital (deficiency)	(3,211)	6,321	5,236

Total assets	4,138	14,622	10,284

Total non-current financial liabilities	—	36	—

Shareholder’s equity (Deficit)	(2,108)	6,546	6,349
Common shares outstanding	192,871	173,921	162,296

Quarterly Information

(expressed in thousands of dollars except per share data)

Set forth below is selected unaudited consolidated financial data for each of the last eight quarters:

	Q1	Q2	Q3	Q4	Annual
2012	$	$	$	$
Revenues	5,800	90	86	150	6,126
Research and development costs in total expenses	802	817	554	3,308	5,481
Corporate and administration costs in total expenses	986	990	974	935	3,881
Other expense (income) included in total expenses	4,234	400	38	886	5,558
Net loss for the period	(454)	(2,343)	(1,702)	(5,188)	(9,687)
Per common share ($)
Net loss – basic and diluted	(.003)	(0.013)	(0.003)	(0.028)	(0.05)
Common Shares outstanding	173,921	173,921	173,921	192,871	192,871
Weighted average number of common shares outstanding	173,921	173,921	173,921	188,630	177,619

2011
Revenues	134	148	555	110	947
Research and development costs in total expenses	781	1,080	771	917	3,549
Corporate and administration costs in total expenses	709	656	682	755	2,802
Other expense (income) included in total expenses	1,287	(6,569)	(3,392)	4,695	(3,979)
Net income (loss) for the period	(2,893)	4,723	2,242	(6,530)	(2,458)
Per common share ($)
Net income (loss) – basic and diluted	(0.018)	0.027	0.013	(0.038)	(0.01)
Common Shares outstanding	173,921	173,921	173,921	173,921	173,921
Weighted average number of common shares outstanding	164,206	173,921	173,921	173,921	172,964

Summary of Quarterly Results

The primary factors affecting the magnitude of the Company’s losses in the various quarters include the amortization of deferred revenue to revenues, research and development costs, timing associated with the clinical development programs and gains (losses) on financial instrument derivatives and fair value changes in these derivatives.

See “Fourth Quarter Analysis” below for discussion of the significant items in the fourth quarter of 2012.

The net loss for the three months ended March 31, 2012 reflected amortization of the remaining ILJIN deferred licensing revenue of $4.40 million as a result of the termination of the DDLA with ILJIN. Results for the same period also reflected revenue from the sale of API to Lux in the amount of $1.3 million.

The net loss for the three months ended March 31, 2012 also included a non-cash loss on the ILJIN related financial derivative asset of $4.18 million as more fully discussed in the “Loss (gain) on derivative financial asset” section earlier in this document.

The net loss for the three months ended December 31, 2011 included a non-cash loss on the ILJIN related financial derivative asset of $4.65 million. The net income for the three months ended September 30, 2011 included a gain on the ILJIN derivative of $3.05 million. The net income for the three months ended June 30, 2011 included a gain on this derivative of $6.65 million while the net loss for the three months ended March 31, 2011 included a loss on the ILJIN derivative of $871,000.

These unrealized gains (losses) resulted from the required accounting treatment for derivatives in financial instruments. Pursuant to the DDLA, ILJIN was entitled to acquire a fixed number of common shares for a fixed US dollar price per share on the first and second anniversary dates of the DDLA. In accordance with IFRS, an obligation to issue shares for a price that is not fixed in the Company’s functional currency, and that does not qualify as a rights offering, must be classified as a derivative asset or liability and measured at fair value with changes recognized in the statement of operations and comprehensive income (loss) as it arises. These fair value adjusted derivative gains or losses did not affect the cash position of the Company.

Fourth Quarter Analysis

The Company recorded a net consolidated loss of $5.19 million or $0.028 per common share for the fourth quarter ended December 31, 2012, compared to a consolidated loss of $6.53 million or $0.038 per common share for the fourth quarter ended December 31, 2011.

The decrease in the net consolidated loss for the fourth quarter ended December 31, 2012 compared to 2011 reflected a change in the fair value of the derivative financial asset related to the ILJIN DDLA recorded in the fourth quarter of 2011. The Company recorded a non-cash loss of $4.65 million in the fourth quarter of 2011 related to this change in the fair value. For purposes of determining the fair value of the derivative financial asset the Company used a 50% probability weighting factor at December 31, 2011 as to the whether ILJIN would make the payment as required on or before January 28, 2012. The derivative financial asset fair value of $4.18 million at December 31, 2011 was adjusted to $nil in the first quarter of 2012 as a result of the notification of termination of the ILJIN DDLA by the Company on January 30, 2012. At December 31, 2012 the fair value of the derivative financial asset related to ILJIN was assessed at $nil.

The net loss for the three months ended December 31, 2012 included a provision on drug supply inventory of $2.74 million to research and development expense which was recorded in research and development costs and an additional provision of $860,000 on the Lux receivable related to the sale of API to Lux in 2012 (the Company had previously recorded a provision of $450,000 on this receivable in the second quarter of 2012).

OUTLOOK

In order to undertake further development and commercialization of voclosporin and continue development of the NICAM program the Company must raise funds in the immediate future.

As discussed earlier in this document, the Company and Aurinia on February 5, 2013 signed a Binding Term Sheet for the merger of the two companies, creating a clinical development stage pharmaceutical company focused on the global nephrology market.

The Term Sheet sets forth the main criteria to be incorporated into a definitive merger agreement under which Isotechnika will acquire 100% of the outstanding securities of Aurinia. The merger is expected to be effected by an exchange of Isotechnika shares for securities of Aurinia, resulting in a 65:35 post-merger ownership split between Isotechnika and Aurinia, respectively.

In addition, Isotechnika and Aurinia have negotiated a tripartite settlement with ILJIN pursuant to which, upon the successful completion of the proposed merger, the combined company will re-acquire full rights to voclosporin for autoimmune indications including lupus, and transplantation in the United States, Europe and other regions of the world, outside of Canada, Israel, South Africa, China, Taiwan and Hong Kong. In return, ILJIN will be entitled to receive certain pre-defined future milestone payments in the aggregate amount of $10 million, plus up to $1.6 million upon the new company reaching certain financing milestones. ILJIN will also own 25% of the issued and outstanding shares of the merged company.

The transaction is subject to certain closing conditions including, among others, the negotiation and completion of a merger agreement, acceptance and approval by the Toronto Stock Exchange (the “TSX”), the approval of Isotechnika’s shareholders and Isotechnika securing up to $3 million in debt or equity financing satisfactory for it to fulfill its obligations as contemplated by the Term Sheet. The merged entity is expected to adopt Aurinia Pharmaceuticals Inc. as its new corporate name.

The consolidation of the intellectual property through the merger and reaching a settlement agreement with ILJIN provides the combined entity with a much higher probability of being able to raise the necessary funding to continue the development of voclosporin for the lupus indication. Further the Company will be able to continue to explore strategic global partnership transactions for the transplant indication. Ideally, the Company would advance both transplantation and lupus nephritis to optimize shareholder value. A merged Company, having both the lupus nephritis and renal transplantation indications under a single corporate umbrella would likely offer the most commercially attractive opportunity.

The Company is actively working to secure interim capital to facilitate the completion of the merger process.

The outcome of these matters is dependent on a number of factors outside of the Company’s control. Given the nature of the biotechnology sector there is no assurance that any new partnerships or financings will materialize on a timely basis or be obtained on favourable terms. Depending on the results of the research and development programs and availability of financial resources, the Company may accelerate, terminate, cut back on certain areas of research and development, commence new areas of research and development, or curtail certain or all of the Company’s operations.

The Company remains focused on unlocking shareholder value by developing and commercializing voclosporin either directly by the Company or indirectly through its partners.

Isotechnika Pharma Inc., 5120 – 75 Street, Edmonton, AB T6E 6W2

www.isotechnika.com